

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

Gregory H. Sachs
Chairman, Chief Executive Officer and President
SCG Financial Acquisition Corp.
615 N. Wabash Ave.
Chicago, IL 60611

> **Re: SCG Financial Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 24, 2011**
> **File No. 333-172085**

Dear Mr. Sachs:

We have reviewed your responses to the comments in our letter dated March 22, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Cover Page

1. Please revise the cover page to remove the term sole bookrunning manager.

Summary, page 1

Conditions to consummating our initial business combination, page 10

2. We note your response to our prior comment 8 and reissue. We note your disclosure that "[w]e will consummate our initial business combination only if we will become the majority (50.1%) stockholder of the target <u>or</u> are otherwise not required to register as an investment company under the Investment Company Act of 1940." We note that the Investment Company Act carve out language permits different control conditions. Please revise to provide enough detail such that an investor can understand the types of business combination transactions that will and will not satisfy these control conditions. Please also revise the prospectus throughout accordingly.

Risk Factors, page 20

3. We note your disclosure in the second paragraph on page 3 that you are "not prohibited from partnering, submitting joint bids, or entering into any similar transaction with [your] sponsor, or an affiliate of [your] sponsor, in the pursuit of an initial business

combination." Please revise to provide a separate risk factor addressing the risks that may arise from any such arrangement including, but not limited to, any risks that may arise from potential conflicts of interest.

Management's Discussion and Analysis of Financial Condition, page 55

Liquidity and Capital Resources, page 56

4. We note your response to our prior comment 7 and reissue in part. We note your disclosure in the fifth paragraph on page 57 that "if… the amount of interest available to us from the trust account is less than $1.25 million as a result of the current interest rate environment, we may have insufficient funds available to operate our business prior to our initial business combination." Please reconcile this disclosure with the remainder of the Liquidity and Capital Resources section which indicates that the receipt of $400,000 of interest income may be sufficient to operate your business prior to your initial business combination.

Proposed Business, page 60

Business Strategy, page 60

5. We note your disclosure in the first paragraph of "[o]ver Mr. Sachs tenure, Deerfield's relative value hedge fund generated net annualized returns from March 2001 to November 2007 of approximately 7.2% and Deerfield's synthetic options hedge fund generated net annualized returns of approximately 7.1% from October 1993 to November 2007." Please revise to add balancing language that you, or an entity acquired through a business combination transaction, may not experience similar annualized returns. Please also tell us, with a view towards revised disclosure, if the returns achieved by these two hedge funds is representative of the returns achieved by all Deerfield funds overseen by Mr. Sachs during his tenure.

Exhibit Index

6. We note your disclosure that Exhibit 10.7 was "previously filed" but we were unable to locate Exhibit 10.7 in your filing history. Please confirm that you will file Exhibit 10.7 in a subsequent amendment or advise.

Exhibit 5.1

7. We note your response to our prior comment 13 and reissue in part. Please confirm that you will refile the executed version of the opinion dated on or about the date of effectiveness of the registration statement.

8. We note your response to our prior comment 14 and reissue. Please delete the final sentence of the fourth paragraph, or alternatively, include a carve out for the laws of the States of Delaware and New York.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Douglas S. Ellenoff, Esq.
    Ellenoff Grossman & Schole LLP
    Fax: (212) 370-7889